Exhibit 99.1

Neptune Announces First Quarter Results

 Phase I Investment of the Cannabis Business Plan Completed
 And Phase II capacity expansion ongoing

Q1 Financial and Operational Highlights for the 3-month period ended June 30, 2018 compared to the 3-month period ended June 30, 20171

  Multi-year Agreement announced on June 19, 2018 with Canopy Growth to provide extracted Cannabis products.
  Completed Phase I investment of $5.0 million in site security and CO2 extraction equipment.
  Revenues were stable at $5.2 million in the current quarter compared with adjusted revenues for the three-month period ended June 30, 2017 when considering the divestiture of the krill oil manufacturing business on August 7, 2017.
  Net loss of $4.1 million versus $1.2 million in the prior year reflecting investment in cannabis business development.
  Non-IFRS operating loss2 was $2.3 million compared to an Adjusted EBITDA2 of $0.6 million in the prior year reflecting investment in cannabis business development.
  Healthy cash balance of $22.9 million as at June 30, 2018.
  Subsequent event: Filing of two patent applications for innovative cannabis extraction processes on August 9, 2018.

LAVAL, QC, Aug. 14, 2018 /CNW Telbec/ - Neptune Technologies & Bioressources Inc. ("Neptune" or the "Corporation") (NASDAQ: NEPT) (TSX: NEPT), today announced its financial and operating results for the 3-month period ended June 30, 2018. All amounts are in Canadian dollars.

"Our first quarter saw continued execution of our near-term growth strategy toward commercialization of our B2B wholesale extraction business. We completed the Phase I deployment of capital investment on installations of site security systems and CO2 extraction equipment and signed our first supply agreement to extract cannabis products," said Jim Hamilton, President and Chief Executive Officer.

"In the first year of operations, this agreement along with other projected opportunities are expected to absorb approximately more than 80% of the 30,000 kg of dried cannabis extraction capacity. At this stage, based on our assumptions, we should be EBITDA positive from operations  within that first year. As a late stage applicant, we believe we are in the final stages of our licensing process which puts us on a path to commencing production toward the end of fiscal 2019."

"During the quarter, we also began work on our Phase II capacity expansion with a capital expenditure budget of $4.8 million. This next phase is expected to be completed in the second quarter of calendar 2019 and will increase the processing capacity of Phase 1 by more than six times using advanced extraction processes," added Mr. Hamilton.

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[1] Excluding cardiovascular segment.
[2] See "Caution Regarding Non-IFRS Financial Measures" and "Reconciliation of Segment income (loss) from operating activities before corporate expenses to Adjusted Segment EBITDA (non-IFRS operating segment loss) and net loss to non-IFRS operating loss" which follow.

Concluded Mr. Hamilton, "Our goal for fiscal 2019 remains to commercialize our wholesale extraction business and to begin to realize the earnings power of our cannabis manufacturing facility while still operating at low utilization rate.  Longer term, our ambition is to expand into manufacturing, marketing and distributing of value-added differentiated products globally in federally legal markets. Leveraging our expertise in extraction, purification, formulation and science, we have a great foundation in place to become a leading innovative health and wellness products company in the cannabis consumer products industry."

Financial Results Highlights

Cannabis investments were initiated during the three-month period ended December 31, 2017. Therefore, no cannabis results are included in the comparative results indicated below.

First Quarter Financial Results

  Revenues were stable at $5.2 million for the three-month period ended June 30, 2018, versus adjusted revenues of $5.2 million for the three-month period ended June 30, 2017. Quarterly revenues for 2017 were adjusted to take into account the sale of the krill manufacturing business to Aker Biomarine on August 7, 2017.
  Net loss was $4.1 million for the current quarter, versus $1.2 million for the three-month period ended June 30, 2017.
  Non-IFRS operating loss1 was $2.3 million for the current quarter, compared to an Adjusted EBITDA1 of $0.6 million for the three-month period ended June 30, 2017. The variation of $2.9 million is coming from the decrease of the gross profit related to the sale of the krill manufacturing business, the investment into the Cannabis business and the increase of the corporate general and administrative expenses.

Consolidated Results

On a consolidated basis, until the loss of control on December 27, 2017, the first quarter ended June 30, 2017 includes a Non-IFRS operating loss1 of $2.1 million and a net loss of $2.8 million for Neptune's subsidiary, Acasti, which is actively engaged in clinical studies and research and development.

Cash and cash equivalents, including $2.4 million of restricted short-term investments, were $22.9 million as at June 30, 2018.

Caution Regarding Non-IFRS Financial Measures
The Corporation uses two adjusted financial measures, Adjusted Segment Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) called non-IFRS operating segment loss when a segment is in a loss position, and Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) called non-IFRS operating loss when the Corporation is in a loss position, to assess its operating performance. These non-IFRS financial measures are directly derived from the Corporation's financial statements and are presented in a consistent manner. The Corporation uses these measures for the purposes of evaluating its historical and prospective financial performance, as well as its performance relative to competitors. These measures also help the Corporation to plan and forecast for future periods as well as to make operational and strategic decisions. The Corporation believes that providing this information to investors, in addition to IFRS measures, allows them to see the Corporation's results through the eyes of management, and to better understand its historical and future financial performance.

Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. The Corporation uses Adjusted Segment EBITDA (or non-IFRS operating segment loss when in a loss position) and Adjusted EBITDA (or non-IFRS operating loss when in a loss position) to measure its performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because the Corporation believes it provides meaningful information on the Corporation's financial condition and operating results. Neptune's method for calculating Adjusted Segment EBITDA (or non-IFRS operating segment loss) and Adjusted EBITDA (or non-IFRS operating loss) may differ from that used by other corporations.

Neptune obtains its Adjusted Segment EBITDA (or non-IFRS operating segment loss) measurement by adding depreciation and amortization and stock-based compensation to segment income (loss) from operating activities before corporate expenses. Neptune obtains its Adjusted EBITDA (or non-IFRS operating loss) measurement by adding to net income (loss), net finance costs, depreciation and amortization and by subtracting income tax recovery. Other items such as stock-based compensation and legal fees related to royalty settlements that do not impact core operating performance of the Corporation are excluded from the calculation as they may vary significantly from one period to another. Excluding these items does not imply they are non-recurring.

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[1] See "Caution Regarding Non-IFRS Financial Measures" and "Reconciliation of Segment income (loss) from operating activities before corporate expenses to Adjusted Segment EBITDA (non-IFRS operating segment loss) and net loss to non-IFRS operating loss" which follow.

Conference Call Details
Neptune will be holding a conference call on August 15, 2018, at 8:00 AM (EST) to discuss its first quarter results ended June 30, 2018.

Date:	Wednesday, August 15, 2018

Time:	8:00 AM Eastern Standard Time

Call:	1 (877) 223-4471 (within Canada & the U.S.)
1 (647) 788-4922 (Outside Canada and the U.S.)

Webcast:	A live audio webcast and presentation of the results can be accessed at: http://neptunecorp.com/en/investors/events-and-presentations/

A replay of the call will be available for replay two hours after the call's completion, until September 15, 2018. The telephone numbers to access the replay of the call are 1 (416) 621-4642 or 1 (800) 585-8367 (toll-free), Conference ID 7288784. The archive of the webcast, along with its accompanying presentation, will also be made available immediately in the Investors section of Neptune's website under Events and Presentations.

About Neptune Technologies & Bioressources Inc.
Neptune is a health and wellness products company, with more than 50 years of combined experience in extraction, purification and formulation of value-added differentiated science-based products. Currently, the Company develops turnkey nutrition product solutions available in various unique delivery forms, offers specialty ingredients such as MaxSimil®, a patented ingredient that enhances the absorption of lipid-based nutraceuticals, and a variety of other marine and seed oils. Leveraging its scientific, technological and innovative expertise, Neptune is preparing to commence production of products in legal cannabis markets.

The Company's head office is located in Laval, Quebec.

Forward Looking Statements
Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," "should," or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Forward-looking information in this press release includes, but is not limited to, information or statements about our ability to successfully develop, produce, supply, promote or generate any revenue from the sale of any cannabis-based products in the legal cannabis market.

The forward-looking statements contained in this press release are expressly qualified in their entirety by this cautionary statement and the "Cautionary Note Regarding Forward-Looking Information" section contained in Neptune's latest Annual Information Form (the "AIF"), which also forms part of Neptune's latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the investor section of Neptune's website at www.neptunecorp.com. All forward-looking statements in this press release are made as of the date of this press release. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under "Risk Factors".

Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

Reconciliation of Segment income (loss) from operating activities before corporate expenses to Adjusted Segment EBITDA[1] (non-IFRS operating segment loss)[1] and net loss to non-IFRS operating loss[1]
(Expressed in thousands of dollars)

Three-month period ended June 30, 2018
	Nutraceutical	Cannabis	Corporate	Total
	$	$	$	$
Total revenues	5,168	–		5,168
Gross margin	1,493	–		1,493

R&D expenses, net of tax credits and grants	(87)	(1,589)		(1,676)
SG&A expenses	(959)	(496)		(1,455)
Segment income (loss) from operating activities before corporate expenses	447	(2,085)		(1,638)

Unallocated costs:
Corporate general and administrative expenses			(2,397)	(2,397)
Net finance costs			(148)	(148)
Income tax recovery			83	83
Net loss				(4,100)

Adjusted Segment EBITDA[1] (non-IFRS operating segment loss)[1] calculation
Segment income (loss) from operating activities before corporate expenses	447	(2,085)
Add:
Depreciation and amortization	186	515
Stock-based compensation	–	268
Adjusted Segment EBITDA[1] (non-IFRS operating segment loss)[1]	633	(1,302)

Non-IFRS operating loss[1] calculation
Net loss				(4,100)
Add (deduct):
Depreciation and amortization				753
Net finance costs				148
Stock-based compensation				1,025
Income tax recovery				(83)
Non-IFRS operating loss[1]				(2,257)

Total assets[3]	25,227	47,384	26,063	98,674
Cash, cash equivalents and restricted short-term investments	2,379	–	20,486	22,865
Working capital[2]	3,337	(1,031)	19,645	21,951

Reconciliation of Segment income (loss) from operating activities before corporate expenses to Adjusted Segment EBITDA[1] (non-IFRS operating segment loss)[1] and net loss to non-IFRS operating loss[1]
(Expressed in thousands of dollars)

Three-month period ended June 30, 2017
	Nutraceutical	Cardiovascular	Corporate	Inter- segment eliminations	Total
	$	$	$	$	$
Total revenues	6,531	–		–	6,531
Gross margin	2,443	–		–	2,443

R&D expenses, net of tax credits and grants	(393)	(1,982)		581	(1,794)
SG&A expenses	(1,225)	(817)		–	(2,042)
Segment income (loss) from operating activities before corporate expenses	825	(2,799)		581	(1,393)

Unallocated costs:
Corporate general and administrative expenses			(1,595)		(1,595)
Net finance costs			(399)		(399)
Income tax recovery			20		20
Net loss					(3,367)

Adjusted Segment EBITDA[1] (non-IFRS operating segment loss)[1] calculation
Segment income (loss) from operating activities before corporate expenses	825	(2,799)		581
Add:
Depreciation and amortization	734	668		(581)
Stock-based compensation	38	35		–
Adjusted Segment EBITDA[1] (non-IFRS operating segment loss)[1]	1,597	(2,096)		–

Non-IFRS operating loss[1] calculation
Net loss					(3,367)
Add (deduct):
Depreciation and amortization					1,027
Net finance costs					399
Stock-based compensation					397
Legal fees related to royalty settlements					91
Income tax recovery					(20)
Non-IFRS operating loss[1]					(1,473)

Total assets	92,575	22,527	1,894	(11,883)	105,113
Cash, cash equivalents and restricted short-term investments	3,166	7,567	1,348	–	12,081
Working capital[2]	16,789	5,967	39	1	22,796

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[1] See "Caution Regarding Non-IFRS Financial Measures".
[2] The working capital is presented for information purposes only and represents a measurement of the Corporation's short-term financial health mostly used in financial circles. The working capital is calculated by subtracting current liabilities from current assets. Because there is no standard method endorsed by IFRS, the results may not be comparable to similar measurements presented by other public companies.
[3] The corporate reportable segment assets include the investment in Acasti.

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For further information: Neptune Wellness Solutions, Mario Paradis, VP & CFO, Neptune, 1.450.687.2262 x236, m.paradis@neptunecorp.com; Investor Relations Contact (Canada), Pierre Boucher, MaisonBrison, 1.514.731.0000, pierre@maisonbrison.com; Investor Relations Contact (U.S.), Jody Burfening, LHA, 1.212.838.3777, jburfening@lhai.com

CO: Neptune Technologies & Bioresources inc.

CNW 17:30e 14-AUG-18